UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cogent, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

19239Y108

(CUSIP Number)

Gregg M. Larson

Deputy General Counsel & Secretary

3M Company

3M Center

St. Paul, Minnesota 55144

(651) 733-2204

Copy to:

Christopher Austin

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19239Y108

1.	Names of Reporting Persons 3M Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 49,921,715

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,921,715

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,921,715

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 56.4%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation is based on 88,536,001 shares of Issuer Common Stock outstanding as of October 8, 2010, which figure is based on information provided by the Issuer.

CUSIP No. 19239Y108

1.	Names of Reporting Persons Ventura Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 49,921,715

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,921,715

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,921,715

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 56.4%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation is based on 88,536,001 shares of Issuer Common Stock outstanding as of October 8, 2010, which figure is based on information provided by the Issuer.

Item 1.                                 Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D, as amended by Amendment No. 5 to the Tender Offer Statement on Schedule TO filed on October 8, 2010 and as may be further amended from time to time (the “Schedule 13D”), originally filed on August 29, 2010 by 3M Company and its wholly-owned subsidiary Ventura Acquisition Corporation (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Shares”), of Cogent, Inc. (“Cogent” or the “Issuer”).

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended, in pertinent part, as follows:

The Reporting Persons used an aggregate of approximately $31,650,119 to purchase the additional Shares reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended, in pertinent part, as follows:

(a) – (b) The Reporting Persons have acquired 3,539,936 additional Shares in the subsequent offering period that commenced October 8, 2010.  Based on information provided by the Issuer, the Reporting Persons are the beneficial owners of an aggregate of 49,921,715 Shares, representing approximately 56.4% of the outstanding Shares as of October 8, 2010.  The information set forth in Item 4 is incorporated herein by reference.

Additional Information

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Cogent, Inc.  3M Company and Ventura Acquisition Corporation have filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Cogent, Inc. has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  3M Company, Ventura Acquisition Corporation and Cogent, Inc. have mailed these documents to the stockholders of Cogent, Inc.  These documents contain important information about the tender offer and stockholders of Cogent, Inc. are urged to read them carefully. Copies of these documents and other documents filed by Cogent, Inc., 3M Company or Ventura Acquisition Corporation are available for free on the website maintained by the SEC at www.sec.gov.  In addition, a free copy of these documents may also be obtained from the information agent, Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, by calling toll free (866) 647-8872 or, for bankers and brokers, (212) 440-9800.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 2010

3M Company

By:	/s/ Gregg M. Larson
Name:	Gregg M. Larson
Title:	Deputy General Counsel and Secretary

Ventura Acquisition Corporation

By:	/s/ Carol A. Peterson
Name:	Carol A. Peterson
Title:	Secretary